Exhibit 99.1

April 27, 2015

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Gazit-Globe Ltd. (the “Company”) –Immediate Report Regarding Proposals to Strengthen the Capital Structure of U. Dori Group Ltd. and U. Dori Construction Ltd.

(A)	The Company is pleased to report that on April 26, 2015, Gazit-Globe Israel (Development) Ltd.[1] (“Gazit Development”) proposed a framework to strengthen the capital structure of U. Dori Group Ltd. (“Dori Group”), pursuant to which Gazit Development’s loans to Dori Group, which amount to NIS 210 million, would be converted into non-convertible perpetual capital notes, and Gazit Development would provide an additional NIS 35 million to Dori Group as consideration for the non-convertible perpetual capital notes on similar terms to earlier perpetual capital notes (the “Additional Amount”). Implementation of the proposed framework is subject to the approval of a proposed framework to strengthen the capital structure of U. Dori Construction Ltd. (“Dori Construction”), described in Section B below, by the appropriate bodies of the companies together. It should be noted that, pursuant to Dori Group’s financial statements as of December 31, 2014, its equity (including minority interests) was NIS 210 million. If the proposed framework is implemented between Dori Group and Gazit Development, based on financial statements of December 31, 2014, the pro forma assessment is that the equity of Dori Group (including minority interests) will be approximately NIS 448 million.

(B)	Further to the above, on the same day, Dori Group notified Dori Construction of a proposal to strengthen the capital structure of Dori Construction pursuant to which Dori Group’s loans to Dori Construction, which amount to approximately NIS 590.2 million, and the Additional Amount of NIS 35 million, which Dori Group will provide to Dori Construction, will both be converted into Dori Construction shares, warrants (both at a price of NIS 2.5 per share and per warrant, which is the closing price of Dori Construction shares on the Tel-Aviv Stock Exchange on July 24, 2014) and into non-convertible perpetual capital notes. It was noted to Dori Construction that the goal of the provision of the Additional Amount is primarily for it to pay down outstanding credit facilities that it has with banks. The implementation of the proposed framework is subject both to the approval of the

[1]

Gazit Development is a private company in which the Company holds 84.65% of its outstanding shares and voting rights (75% on a fully diluted basis). Gazit Development holds 84.91% of the outstanding shares and voting rights of U. Dori Group Ltd., which in turn holds 59.7% of the outstanding shares of U. Dori Construction Ltd.

proposed framework between Dori Group and Gazit Development discussed in Section A above by the appropriate bodies of the companies and the approval of the proposed framework discussed in this Section B by the appropriate bodies of Dori Construction, together. The proposed framework is predicated on the assumption that Dori Construction will have management in place that is actively working towards its recovery, and as such, the retention of the current Chairman of the Board of Directors and the CEO of Dori Construction is critical to the continued recovery of Dori Construction and preservation of Dori Group’s investment in it. Consequently, the proposed framework between Dori Group and Dori Construction is subject to the appropriate bodies in Dori Construction also approving the terms of the employment agreements of both the Chairman and CEO.

It should be noted that according to the financial statements of Dori Construction as of December 31, 2014, Dori Construction has a deficit in its equity (including minority interests) of approximately NIS 252 million. Should the proposed framework between Dori Group and Dori Construction be implemented, based on the financial statements of December 31, 2014, the pro forma assessment is that the equity of Dori Construction (including minority interests) will be approximately NIS 318 million.

Nothing in the proposed frameworks discussed above will have a material impact on the profit and loss or shareholders’ equity of the Company.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.